 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2026
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of shareholders of RedHill Biopharma Ltd. scheduled for March 5, 2026.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: January 27, 2026	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha’arba’a Street
Tel-Aviv 6473921
Israel

NOTICE OF  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on March 5, 2026

The Extraordinary General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha’arba’a Street, 16th Floor, Tel-Aviv, Israel, on March 5, 2026, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.
To approve the grant of restricted share units (“RSUs”) each with respect to one American Depository Share (each representing 10,000 ordinary shares, par value NIS 0.01 each) (“ADSs”) to the non-executive directors of the Company;

2.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

3.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer, and Director; and

4.	To approve an increase in the Company’s authorized share capital.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on January 23, 2026, shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” the proposals, as specified on the enclosed form of proxy.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel, by no later than February 23, 2026. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

 If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be made available to the public on the Company's website http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel
January 27, 2026

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held On March 5, 2026

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “General Meeting”), to be held on Thursday, March 5, 2026, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha’arba’a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

                  It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve the grant of restricted share units (“RSUs”) each with respect to one ADS (each representing 10,000 ordinary shares, par value NIS 0.01 each) to the non-executive directors of the Company;

2.	To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

3.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer, and Director; and

4.	To approve an increase in the Company’s authorized share capital.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than February 23, 2026, in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of record of ADSs at the close of business on January 23, 2026 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on the Record Date the Company had outstanding 51,128,851,000 Ordinary Shares (represented by 5,112,885 ADSs), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Whether or not you plan to attend the General Meeting, it is important that your ADSs be represented. Accordingly, you are kindly requested to complete, date, sign and mail the proxy in the envelope to be provided at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, ADS holders may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), in the absence of instructions, the ADSs represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about January 29, 2026. In addition to the solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of each the Proposals requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

In addition, the approval of Proposal 2 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law and set forth below) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company (the ÒSpecial MajorityÓ).

For this purpose, a Òcontrolling shareholderÓ is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the Òmeans of controlÓ of the Company. ÒMeans of controlÓ is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

In addition, for this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

A shareholder must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a personal interest. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and DOES NOT have a personal interest in Proposal 2. If you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 2 (in which case your vote will only count for or against the ordinary majority, and not for or against the Special Majority required for approval of Proposal 2), please notify Mr. Avshalom Lavski, the Company’s Executive Director of Legal Affairs & Capital Markets, by telephone at phone number +972 3 541 3131 or by email at avshi@redhillbio.com. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and you are a controlling shareholder or possess a personal interest in the approval of Proposal 2, you should contact the representative managing your account of that status, and they in turn should notify the Company as described in the preceding sentence.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov. Position Statements must be submitted to the Company by no later than Monday, February 23, 2026.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

              Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

GRANT OF RSUs TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant RSUs, each with respect to one ADS of the Company, to each of the following Company non-executive directors: Mr. Ofer Tsimchi, Dr. Kenneth Reed, Dr. Shmuel Cabilly and Dr. Roni Mamluk, each an independent director of the Company.

The proposal would grant to: (i) each of Dr. Reed, Dr. Cabilly and Dr. Mamluk RSUs with respect to 9,000 ADSs of the Company and (ii) Mr. Tsimchi, Chairman of both the Company’s audit committee and compensation committee, RSUs with respect to 12,500 ADSs of the Company. Dr. Reed and Dr. Mamluk serve on the Company’s audit committee and compensation committee.

The Compensation Committee and Board of Directors have approved the proposed grant of RSUs in light of each such non-executive director's contribution and anticipated contribution to the Company. The proposed grants comply with the principles of the Compensation Policy. The purpose of the grant is, inter alia, to compensate each such director for his service and contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

The RSUs would vest quarterly over two (2) years. The vesting commencement date of each of Dr. Reed, Mr. Tsimchi, Dr. Cabilly and Dr. Mamluk would be January 23, 2026 (the day after the Board of Directors meeting approving the grant), with 1/8 of the RSUs vesting on the last day of each calendar quarter starting with the first calendar quarter ending after such date, and the RSUs would become fully vested, in accordance with the terms of the grant, on December 31, 2027.

 The equity grants and related terms would be in accordance with the Company’s Amended and Restated Award Plan (2010), as amended. The proposed equity grant to: (i) each of Dr. Reed, Dr. Cabilly and Dr. Mamluk represented approximately 0.13% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors and (ii) Mr. Tsimchi represented approximately 0.18% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors.

Below are summaries of the background and qualifications of Mr. Tsimchi, Dr. Reed, Dr. Shmuel Cabilly and Dr. Mamluk.

Ofer Tsimchi has served as a director, as Chairman of our compensation committee and as a member of our audit committee since May 2011. Since June 2024, Mr. Tsimchi has also served as Chairman of our audit committee. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, served as a board member of Caesarstone Ltd. and Danbar Group Ltd and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of our Board of Directors since December 2009 and serves as a member of our audit committee and compensation committee. Dr. Reed is a board certified dermatologist and Mohs surgeon. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A. from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

Dr. Shmuel Cabilly has served as a member of our Board of Directors since August 2010. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., Minovia Ltd., Alonbio Ltd. and Raziel Therapeutics Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Dr. Roni Mamluk has served as a member of our Board of Directors since September 2024 and serves as a member of our audit committee and compensation committee. Dr. Mamluk currently serves as the Chairperson of OffRa Health, a healthcare AI company, and as a consultant to the Israeli government for Ag-tech in the Gaza Envelop region. Dr. Mamluk served as a board member at Amryt Pharma plc (previously Nasdaq-listed) between 2021-2023 and as a board member at Chiasma between 2013-2021. From 2017 to 2023, Dr. Mamluk was a co-founder and served as President and Chief Executive Officer of Ayala Pharmaceuticals, a Nasdaq-listed clinical-stage precision oncology company. From 2006 to 2017, Dr. Mamluk served in various management roles at Chiasma, a biopharmaceutical company, including as Chief Development Officer and Chief Executive Officer. Dr. Mamluk received a Ph.D., Summa Cum Laude, from The Hebrew University in Jerusalem, the Department of Animal Sciences.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs to the non-executive directors of the Company on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE RSUs GRANTS TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY.

PROPOSAL NO. 2

GRANT OF RSUs OF THE COMPANY TO MR. DROR BEN-ASHER, THE COMPANY’S CHIEF
EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

The Companies Law requires that the terms of service and employment of a company’s Chief Executive Officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as directors, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company’s Chief Executive Officer since its incorporation and has served as the Chairman of the Board of Directors for substantially all of the time during that period. In light of Mr. Ben-Asher’s contribution to the Company, and in accordance with the Company’s Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed grant of RSUs with respect to 38,000 ADSs is appropriate, reasonable and reflects the significant contribution of Mr. Ben-Asher to the Company.

The RSUs would vest quarterly over two (2) years. The vesting commencement date would be January 23, 2026 (the day after the Board of Directors meeting approving the grant), with 1/8 of the RSUs vesting on the last day of each calendar quarter starting with the first calendar quarter ending after such date, and the RSUs would become fully vested, in accordance with the terms of the grant, on December 31, 2027.

The equity grant would be in accordance with the Company’s Amended and Restated Award Plan (2010), as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.55% of the total outstanding equity of the Company on a fully diluted basis, as of the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and his continual contribution to the Company as well as to incentivize Mr. Ben-Asher to continue to contribute to the Company’s success and results of operations.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs to Mr. Dror Ben-Asher on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE GRANT OF RSUs TO MR. DROR BEN-ASHER.

PROPOSAL NO. 3

GRANT OF RSUs OF THE COMPANY TO MR. RICK D. SCRUGGS

The Companies Law requires that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s compensation committee, board of directors and shareholders.

Mr. Rick D. Scruggs has served as a director of the Company since January 1, 2016, and since January 1, 2019, Mr. Scruggs has served as the Chief Operations Officer, U.S. Operations of the Company’s wholly-owned U.S. subsidiary, RedHill Biopharma Inc. and then became the Company’s Chief Commercial Officer. In addition, Mr. Scruggs serves as the President of the Company’s subsidiary, Talicia Holdings Inc. Mr. Scruggs has significant business development and commercial experience in the biopharma industry, including as the former Executive Vice President Business Development at Salix Pharmaceuticals.

The Company’s Board of Directors and Compensation Committee approved and recommended that the Company’s shareholders approve the grant of RSUs with respect to 27,000 ADSs of the Company to Mr. Scruggs.

The RSUs would vest quarterly over two (2) years. The vesting commencement date would be January 23, 2026 (the day after the Board of Directors meeting approving the grant), with 1/8 of the RSUs vesting on the last day of each calendar quarter starting with the first calendar quarter ending after such date and the RSUs would become fully vested, in accordance with the terms of the grant, on December 31, 2027.

The equity grants and related terms would be in accordance with the Company’s Amended and Restated Award Plan (2010), as amended. The proposed equity grant to Mr. Scruggs represented 0.39% of the total outstanding equity of the Company on a fully diluted basis on the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Scruggs for his service and his continual contribution to the Company as well as to incentivize Mr. Scruggs to continue to contribute to the Company's success and results of operations.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs to Mr. Rick D. Scruggs on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE GRANT OF RSUs TO MR. RICK D. SCRUGGS.

PROPOSAL NO. 4

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company’s authorized share capital is currently NIS 1,600,000,000, consisting of (i) 159,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. As of the Record Date, the Company had approximately 90,575,040,000 Ordinary Shares (the equivalent of 9,057,504 ADSs) available for future issuance after taking into account the shares outstanding and shares available for issuance under existing options and RSUs

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the Company’s Articles of Association increasing the authorized share capital of the Company by an additional NIS 3,400,000,000 such that the authorized share capital shall be NIS 5,000,000,000, consisting of (i) 499,994,000,000 Ordinary Shares, NIS 0.01 par value per share (the equivalent of 49,999,400 ADSs) and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. The Board of Directors believes that, in light of the overall decrease in the market price of the Company’s ADSs, the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue financing and business opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares and/or warrants to raise additional capital for the Company's business, to execute potential acquisitions, or to make future grants under the Company's Amended and Restated Award Plan (2010), as amended.

Upon approval by the Company’s shareholders, the first sentence of section 7.1 of the Company’s Articles of Association shall be amended to read as follows: “The Company’s registered share capital is NIS 5,000,000,000, divided into (i) 499,994,000,000 registered ordinary shares of NIS 0.01 par value each (hereinafter: “share”, “ordinary share”, “shares” or “ordinary shares”, as the case may be) and (ii) 6,000,000 preferred shares of NIS 0.01 par value each (hereinafter: “the preferred shares”).”

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association increasing the authorized share capital of the Company to NIS 5,000,000,000, consisting of (i) 499,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors
Dror Ben-Asher
Chairman of the Board of Directors
Dated: January 27, 2026

 PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE  Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved  YOUR VOTE IS IMPORTANT!  PLEASE VOTE BY: 12:00 p.m. EST, on March 2, 2026  REDHILL BIOPHARMA LTD.  Instructions to The Bank of New York, as Depositary  (Must be received prior to 12:00 p.m. EST on March 2, 2026)  The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on January 23, 2026 at the Extraordinary General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on March 5, 2026 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.  This Notice and the documents mentioned therein, including the Proxy Statement, as well as the proposed resolutions on the agenda, will be made available to the public on the Company’s website  https://www.redhillbio.com/investors/events-and-presentations/event-details/2026/Extraordinary-General-Meeting-of-Shareholders-2026-ksJTfzD7ik/default.aspx  NOTES:  Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.  If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.  Redhill Biopharma Ltd.  Extraordinary General Meeting of Shareholders  For Shareholders of record as of January 23, 2026 Thursday, March 5, 2026 3:00 PM, Local Time  BNY: PO BOX 505006, Louisville, KY 40233-5006  Mail:  Mark, sign and date your Proxy Card  Fold and return your Proxy Card in the postage-paid envelope provided  Your vote matters!  Have your ballot ready and please use one of the methods below for easy voting:  Your control number  Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

 Redhill Biopharma Ltd. Extraordinary General Meeting of Shareholders  Please make your marks like this:  PROPOSAL  YOUR VOTE  FOR  AGAINST ABSTAIN  1. To approve the grant of restricted share units ("RSUs") each with respect to one American Depository Share (each representing 10,000 ordinary shares, par value NIS 0.01 each) ("ADSs") to the non-executive directors of the Company;  2. To approve the grant of RSUs to Mr. Dror Ben-Asher, the Company's Chief Executive Officer and Chairman of the Board of Directors;  3. To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company's Chief Commercial Officer, and Director; and  4. To approve an increase in the Company's authorized share capital.  Authorized Signatures - Must be completed for your instructions to be executed.  Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.  Signature (and Title if applicable)  Date  Date  Signature (if held jointly)